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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 4)*

                                    Datakey, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                      237909106
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                                    (CUSIP Number)

                              Bruce C. Lueck, President
                          Okabena Investment Services, Inc.
                                 5140 Norwest Center
                 90 South Seventh Street, Minneapolis, MN 55402-4139
                                    (612) 339-7151
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               (Name, Address and Telephone Number of Person Authorized
                        to receive Notices and Communications)
                                   November 1, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  237909106

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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Okabena Partnership K, a Minnesota general partnership   41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [ ]
                                                                (b)  [X]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                          [  ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power   242,600 shares
Shares Bene-   ---------------------------------------------------------------
 ficially      (8)  Shared Voting Power       -0-
Owned by       ---------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power    -0-
 ing Person    ---------------------------------------------------------------
 With:        (10)  Shared Dispositive Power 242,600 shares
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          242,600 shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    [  ]
          N/A
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    (13)  Percent of Class Represented by Amount in Row (11)
                                   8.4%
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    (14)  Type of Reporting Person

          PN

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CUSIP No.  237909106

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     (1)  Name of Reporting Person and I.R.S. Identification No.:

          Kohler Capital Management, Inc., a Minnesota corporation  41-1889625
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     (2)  Check the Appropriate Box if a Member of a Group
                                                                    (a)  [ ]
                                                                    (b)  [X]
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     (3)  SEC Use Only

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     (4)  Source of Funds

          N/A
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                 [  ]

          N/A
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     (6)  Citizenship or Place of Organization

          Minnesota
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Number of      (7)  Sole Voting Power        -0-
Shares Bene-   ---------------------------------------------------------------
 ficially      (8)  Shared Voting Power      -0-
Owned by       ---------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   -0-
 ing Person    ---------------------------------------------------------------
 With:        (10) Shared Dispositive Power 242,600 shares
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

          242,600 shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    [  ]
          N/A
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    (13)  Percent of Class Represented by Amount in Row (11)
                                   8.4%
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    (14)  Type of Reporting Person

          CO

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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 4 (the "Amendment") is filed with respect to the common stock of Datakey, Inc. (the "Issuer") and amends the original Schedule 13D filed by Okabena Partnership K ("Partnership K") on October 9, 1991, Amendment No. 1 on November 21, 1991, Amendment No. 2 on April 12, 1993 and Amendment No. 3 on June 19, 1996, to reflect, among other things, the addition of a Reporting Person, as set forth in Item 2 below. The additional Reporting Person and Partnership K are sometimes collectively referred to as the Reporting Persons.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c). Kohler Capital Management, Inc. ("KCM") has been engaged by Okabena Investment Services, Inc., managing partner of Partnership K to provide portfolio management services and investment advice to Partnership K.
 The principal office of KCM is Suite 500, Foshay Tower, Minneapolis, MN 55402. The Amendment also effects the withdrawal of Gary S. Kohler, the President of KCM, as a partner of Partnership K as set forth in Exhibit A to the original Schedule 13D. Prior to the formation of KCM, Mr. Kohler was employed by and served as a Vice President of Okabena Investment Services, Inc.

         (d) and (e). During the last five years, neither of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         No change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b) See Schedule 13D cover page, rows (7) through (11) inclusive and (13). In a filing with the Securities and Exchange Commission, the Issuer indicates that as of August 11, 1997, it had 2,887,235 shares outstanding.

         (c), (d) and (e) Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

         KCM and Okabena Investment Services, Inc., managing partner of Partnership K, are parties to an investment advisory agreement, pursuant to which KCM is granted discretionary authority to purchase and sell securities in the Partnership K portfolio. KCM does not have voting rights with respect to securities held in the Partnership K portfolio.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A: A copy of the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended.

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                                      SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 1997                 OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:  /s/ Bruce C. Lueck
                                             ----------------------------------
                                             Bruce C. Lueck,  President



Date: November 18, 1997                 KOHLER CAPITAL MANAGEMENT, INC.


                                        By:  /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler,  President


                                   Page 6 of 7

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                                      EXHIBIT A

                                JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that this Amendment to Schedule 13D dated November 18, 1997, relating to Datakey, Inc. shall be filed jointly on behalf of each of the undersigned and that this Agreement may be included as an Exhibit to such joint filing.

Date: November 18, 1997                 OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:  /s/ Bruce C. Lueck
                                             ----------------------------------
                                             Bruce C. Lueck,  President



Date: November 18, 1997                 KOHLER CAPITAL MANAGEMENT, INC.


                                        By:  /s/ Gary S. Kohler
                                             ----------------------------------
                                             Gary S. Kohler,  President

                                 Page 7 of 7